FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2006

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 21, 2006

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                                                              November 21, 2006

RICOH COMPANY, LTD.
PR DEPARTMENT
Masakuni Kutsuwada, General Manager
+81-3-6278-5228

koho@ricoh.co.jp

  ANNOUNCEMENT ON ISSUANCE OF EURO YEN ZERO COUPON CONVERTIBLE BONDS DUE 2011

Ricoh Company, Ltd. (hereinafter referred to as "Ricoh") hereby notifies the following issuance of Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai, hereinafter referred to as the "Bonds") resolved at the meeting of the Board of Directors held on November 21, 2006.

Ricoh has decided on the issuance of the Bonds as it views further enhancement of its financial liquidity and support for business development for future growth will lead to further reinforcement of its business foundation.

USE OF PROCEEDS

The net proceeds of the issue of the Bonds are estimated to be approximately Yen 50,160 million (or Yen55,185 million if the Option referred to below is exercised in full) and will be used primarily for repayment of a portion of the Company's outstanding corporate bonds, as well as for capital investments for implementing Ricoh's growth strategy, such as for measures aimed at strengthening Ricoh's office solutions business (including towards the payment of a portion of the purchase moneys in respect of the Company's purchase of the shares of the European sales subsidiaries of Danka Business Systems PLC) as well as other measures.

OVERVIEW OF THE CONVERTIBLE BONDS

Name of the         Yen 50,000,000,000 Zero Coupon Convertible Bonds due 2011
Convertible Bonds:  (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the "Bonds", which term shall, unless the context requires otherwise, include
                    Stock Acquisition Rights (as defined below) incorporated in the Bonds) of Ricoh Company, Ltd. (the "Company").

Option: The managers have been granted an option, exercisable at any time up to and including December 4, 2006 (London time), to subscribe for, under certain circumstances, up to a further Yen 5,000,000,000 in aggregate principal amount of the Bonds.

Issue Price:        100.5%.

Coupon:             Zero.

Exercise of Stock   The Bonds will each be issued in the denomination of
Acquisition Rights: Yen 1,000,000 each with a stock acquisition right (shinkabu yoyakuken) (the "Stock Acquisition Right" and collectively the "Stock Acquisition Rights")

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                    exercisable on and after December 21, 2006 up to,
                    and including, November 23, 2011 (unless the Bonds have been previously redeemed or purchased and cancelled or become due and repayable), and entitling the holder to acquire fully-paid and non-assessable shares of common stock of the Company (the "Shares") at the Conversion Price to be notified later, subject to adjustment in certain events. However, prior to December 8, 2010, the Stock Acquisition Rights may be exercised by the holder of a Bond during any particular calendar quarter (or, in respect of the calendar quarter commencing on October 1, 2010, until December 7,
                    2010) only if the closing price of the Shares on the Tokyo Stock Exchange for any 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120 per cent. of the Conversion Price on the last trading day of such immediately preceding calendar quarter. On any date on or after December 8, 2010, the holder of a Bond may exercise Stock Acquisition Rights at any time after the closing price of the Shares on the Tokyo Stock Exchange on any trading day falling on or after December 8, 2010 is more than 120 per cent.
                    of the Conversion Price in effect on such trading day. Such condition to the exercise of the Stock Acquisition Rights shall not be applicable (1) if the Bonds are called for redemption or (2) if specified corporate transactions occur with respect to the Company or (3) during any period in which any rating assigned by specified rating agencies to the Company's long-term senior debt or the Bonds
                    (if rated) is below a specified level or certain other ratings events occur.

  Early redemption  The holder of any Bond is entitled, at its option,
  at the holder's   unless notice of redemption of such Bond by the
  option:           Company has been given on or prior to the date of
                    deposit, to require the Company to redeem such Bonds on December 7, 2010 at 100 per cent. of their principal amount.the Bonds may also be redeemed by the company in certain circumstances if any certain events occur.

  Early redemption If at any time prior to the date of the giving of at the Company's the notice of redemption, the outstanding principal option: amount of the Bonds is less than 10 per cent. of the aggregate principal amount of the Bonds as at the date of issue thereof, the Bonds may be redeemed at 100 per cent. of their principal amount, at the option of the Company. In addition, if Japanese withholding taxes are imposed on payments in respect of the Bonds, the Company may, at any time, redeem all the Bonds at 100 per cent. of their principal amount.

NOTE: THIS ANNOUNCEMENT IS INTENDED AS GENERAL INFORMATION REGARDING RICOH COMPANY, LTD.'S ISSUANCE OF CONVERTIBLE BONDS.THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE BONDS AND THE UNDERLYING SHARES OF COMMON STOCK MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

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